EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         August 29, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd.
          (NO. 51/2000) Company No. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On August 24, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 17,294 for a total sum of 7,199,701.10 NIS. (the closing price of said shares on this day was 41,750)

Further on August 27, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 9,532 for a total sum of 3,966,255.60 NIS. (the closing price of said shares on this day was 41,590)

Further on August 28, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 18,726 for a total sum of 7,869,283.30 NIS. (the closing price of said shares on this day was 42,020)

2. As stated, Koor acquired a total of 45,552 ordinary shares, which represent 0.3% of its issued share capital.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel